FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: April 4th to April 8th, 2005

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 - 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  [X]

              Form 40-F   [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:                 Yes  [  ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2005

   "R. Michael Jones"

R. MICHAEL JONES

President, Director

Platinum Group Metals Ltd.

Suite 328 - 550 Burrard Street, Vancouver V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	PTM:TSX-V; PTMQF:OTCBB SEC Form 20F, File No. 0-30306
No.05-103	NEWS RELEASE	April 4, 2005

PTM Intersects Highest Grade Intercept to Date at Seagull

Platinum Group Metals is pleased to announce that initial results from the recently completed 2005 drill program on it’s Seagull Project have continued to demonstrate the continuity of the Reef horizons and has intersected the highest PGE grades to date from the Lower Dunite horizon. The areas to the north and north east remain open for expansion of the higher grade portion of this reef and Hole WM-05-22 has assays pending from this region.

The continuous reefs or layers at Seagull are exceptional for North America in that they have a consistent near 1:1 ratio of platinum to palladium, contrasted with much lower platinum content of most occurrences in North America. Since platinum is four times the value of palladium the more platinum the better.

Drill hole WM05-20, drilled 350 metres north of discovery hole WM01-09 (2.0 metres @ 2.27 g/t 3E) and 320 metres southwest of hole WM04-17 (results previously reported) intersected 0.44 metres grading 7.90 g/t Pt+Pd+Au (3.69 g/t Pt, 3.99 g/t Pd and 0.21 g/t Au) within broader intercepts of 1.72 metres grading 3.25 g/t 3E and 4.28 metres grading 1.77 g/t 3E, between 329.12 and 333.40 metres depth, marking the Lower Dunite Horizon. The 0.44 metre interval noted above is associated with Cu and Ni values of 0.47% and 0.33% respectively. This new intercept is the shallowest to date on this horizon and has one of the highest Pt:Pd ratios reported to date. Results for the other rarer platinum group elements of rhodium, osmium, iridium and ruthenium for this interval are pending.

The Lower Dunite is one of nine PGE enriched (> 0.3 g/t  Pt+Pd) horizons which have been identified within the Seagull Intrusion. These horizons have now been traced over an area of over 700 x 850 metres and remain open for expansion. Additional intercepts of the Lower Dunite Horizon are tabulated below from holes WM05-18 and -19.

Lower Dunite Intercepts

Hole No.	From	To	Interval	Pt	Pd	Au	3E	Pt:Pd
	m	m	M	ppb	ppb	ppb	g/t	Ratio

WM05-20	329.12	333.40	4.28	826	894	47	1.77	0.92
	Including		1.72	1526	1640	88	3.25	0.93
		Including	0.44	3690	3990	210	7.90	0.92
WM05-18	355.37	357.00	1.63	365	377	9	0.75	0.97
	Including		0.15	1520	1615	17	3.19	0.94
WM05-19	376.00	378.20	2.20	338	392	1	0.73	0.86
	Including		0.75	646	745	2	1.39	0.87

Drill holes WM04-17, WM05-18, 19 and 20 (see hole location map at www.platinumgroupmetals.net) have intersected a local basement high which divides two deeper sub-basins within the Seagull Intrusion to the east and west of the high. Drill hole WM05-22, for which results are pending, was collared 200 metres west of hole WM05-20 and encountered the base of the Seagull Intrusion over 125 metres deeper than in hole WM05-20. Drill hole WM05-21, was an exploration hole 1500 meters to east of the area of current investigation on a gravity anomaly and it did not intersect the reefs.

The current drill results provide a clear target for further drilling to the north and west of the reported holes. Drill hole WM05-22 with assays pending is expected to support that targeting direction.

PTM may earn a 70% interest in the Seagull property under the terms of an option agreement from East West Resource Corp. (EWR -- TSXV) and Canadian Golden Dragon Resources Ltd. (CGG -- TSXV) announced on September 28, 2004.

Seagull Project Qualified Person and Quality Control and Assurance

Darin Wagner, P.Geo., the Exploration Manager for PTM, is the qualified person for the Seagull Project. He is supervising the exploration drilling and sampling for PTM. He has more than 16 years relevant experience in resource exploration and evaluation. Mr. Wagner has directed PTM's PGE exploration activities in the Thunder Bay area for several years and also has experience in the Bushveld Complex, South Africa. As previously announced for other work, PTM has inserted standards, blanks and blind duplicates in the sample stream as part of its rigorous quality control and assurance procedures. Assays procedures and lab are as previously announced.

ABOUT PTM

PTM is based in Vancouver BC, Canada and is focused on the exploration and development of platinum and palladium projects in Canada and South Africa. PTM is exploring and developing significant mineral rights in the PGE-rich northern and western limbs of the Bushveld Complex of South Africa including the large scale Western Bushveld Joint Venture with Anglo Platinum Corporation Limited north of Rustenburg, South Africa. Results are pending from PTM drilling programs now underway on the Northern Limb of the Bushveld at the War Springs Project (one drill rig operating) and from the Western Bushveld Joint Venture (three drill rigs operating). The Western Limb Joint Venture includes an inferred resource of 4.74 million ounces of platinum, palladium, rhodium and gold.

PTM holds a large land position in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario. Additional results are pending from PTM drilling on the Seagull project northeast of Thunder Bay. The Company has a separate active joint venture with Anglo Platinum at Agnew Lake near Sudbury, Ontario.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NYC Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change

April 1, 2005

ITEM 3.

                PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated April 4, 2005 to the TSXV.

ITEM 4.

                SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSXV) announces initial results from the recently completed 2005 drill program on its Seagull Project have continued to demonstrate the continuity of the Reef horizons and has intersected the highest PGE grades to date from the Lower Dunite horizon.

ITEM 5.

                Full Description of Material Change

See News Release dated April 1, 2005.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)                         N/A

ITEM 7.

OMITTED INFORMATION              N/A

ITEM 8.

                SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 7th day of April, 2005.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5